# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Align Technology, Inc., CIK 0001097149
CUSIP: 016255101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 410 North Scottsdale Road, Suite 1300, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001291206

## Reporting persons
- G. Zachary Gund, as trustee, sole manager or co-manager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,178,000; shared voting power 853,647; sole dispositive power 1,178,000; shared dispositive power 853,647; aggregate amount beneficially owned 2,031,647 (2.7% of the class)
  Comment: G. Zachary Gund as trustee for the Gordon Gund - G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund - G. Zachary Gund GST Article III Trust, the Gordon Gund - G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants' Trust, the Georgia Swift Gund Gift Trust and the Grant Gund 2017 Remainder Trust, as sole manager of GCG Investments LLC and as co-manager of Gund CLAT Investments LLC
- Grant Gund, as trustee, sole manager or co-manager: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 829,852; shared voting power 994,801; sole dispositive power 829,852; shared dispositive power 994,801; aggregate amount beneficially owned 1,824,653 (2.4% of the class)
  Comment: Grant Gund, as trustee for the Gordon Gund - Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants' Trust, as sole manager of OLK Brookfield LLC and as co-manager of Gund CLAT Investments LLC
- Alison I. Glover, as trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 147,154; sole dispositive power 0; shared dispositive power 147,154; aggregate amount beneficially owned 147,154 (0.2% of the class)
  Comment: Alison I. Glover, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Georgia Swift Gund Gift Trust
- Dionis Trust: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 348,730; sole dispositive power 0; shared dispositive power 348,730; aggregate amount beneficially owned 348,730 (0.5% of the class)
- Marital Trust for Gordon Gund: type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 574,550; sole dispositive power 0; shared dispositive power 574,550; aggregate amount beneficially owned 574,550 (0.8% of the class)
- Gordon & Llura Gund Foundation: type of reporting person: individual (IN); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 408,715; sole dispositive power 0; shared dispositive power 408,715; aggregate amount beneficially owned 408,715 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Align Technology, Inc.
Address of issuer's principal executive offices: 410 North Scottsdale Road, Suite 1300, Tempe, Arizona 85288

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by and on behalf of:

G. Zachary Gund, as trustee for the Gordon Gund - G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund - G. Zachary Gund GST Article III Trust, the Gordon Gund - G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants' Trust, the Georgia Swift Gund Gift Trust and the Grant Gund 2017 Remainder Trust, as sole manager of GCG Investments LLC and as co-manager of Gund CLAT Investments LLC

Grant Gund, as trustee for the Gordon Gund - Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants' Trust, as sole manager of OLK Brookfield LLC and as co-manager of Gund CLAT Investments LLC

Alison I. Glover, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Georgia Swift Gund Gift Trust

Dionis Trust

Marital Trust for Gordon Gund

Gordon & Llura Gund Foundation (each, a "Reporting Person" and together, the "Reporting Persons").

The Reporting Persons, in the aggregate, beneficially own 4,337,648 shares of Common Stock or 5.8% of the outstanding Common Stock of the Issuer based on 74,653,060 shares outstanding as of November 1, 2024 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2024. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.
Address of principal business office or, if none, residence:
The business address for each of the Reporting Persons is:

14 Nassau Street
Princeton, NJ 08542
Citizenship:
Except as noted below, all Reporting Persons are citizens of the United States.

The Dionis Trust and Marital Trust for Gordon Gund are formed under the laws of the State of Ohio.

The Gordon & Llura Gund Foundation is formed under the laws of New Jersey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons and Gordon Gund previously reported that they may be deemed to beneficially own 5% or more of the outstanding Common Stock of the Issuer on Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, as amended by the Amendment No. 1 filed on November 25, 2002, the Amendment No. 2 filed on February 17, 2004, the Amendment No. 3 filed on February 14, 2005, the Amendment No. 4 filed on February 7, 2006, the Amendment No. 5 filed on February 14, 2007, the Amendment No. 6 filed on February 13, 2009, the Amendment No. 7 filed on February 13, 2013, the Amendment No. 8 filed on February 14, 2014, the Amendment No. 9 filed on February 9, 2016, the Amendment No. 10 filed on February 9, 2017, the Amendment No. 11 filed on February 8, 2018, the Amendment No. 12 filed on February 11, 2019, the Amendment No. 13 filed on February 7, 2020, the Amendment No. 14 filed on February 11, 2021, the Amendment No. 15 filed on February 7, 2022, the Amendment No. 16 filed on February 1, 2023 and the Amendment No. 17 filed on February 9, 2024 (as so amended, the "Prior Schedule 13G").

On December 18, 2024, Gordon Gund resigned as sole manager of Gund CLAT Investments LLC and Grant Gund and G. Zachary Gund were appointed as co-managers of Gund CLAT Investments LLC. As a result of such resignation, Gordon Gund ceased to beneficially own any shares of Common Stock of the Issuer and the Reporting Persons are filing this Schedule 13G to report that the Reporting Persons may be deemed to have beneficial ownership of 4,337,648 shares of Common Stock of the Issuer. This Schedule 13G amends and supersedes the Prior Schedule 13G with respect to the Reporting Persons.

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 2,031,647 shares of Common Stock of the Issuer.*

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,824,653 shares of Common Stock of the Issuer.**

Alison I. Glover may be deemed to have beneficial ownership in the aggregate of 147,154 shares of Common Stock of the Issuer.***

The Dionis Trust may be deemed to have beneficial ownership of 348,730 shares of Common Stock of the Issuer.

The Marital Trust for Gordon Gund may be deemed to have beneficial ownership of 574,550 shares of Common Stock of the Issuer.

The Gordon & Llura Gund Foundation may be deemed to have beneficial ownership of 408,715 shares of Common Stock of the Issuer.

*Mr. G. Zachary Gund's beneficial ownership is by virtue of his position as trustee, sole manager or co-manager of the following entities:
Gordon Gund - G. Zachary Gund #2 Trust (Mr. G. Zachary Gund serves as investment trustee): 328,887 shares of Common Stock
Z Coppermine Trust (Mr. G. Zachary Gund serves as sole trustee): 121,069 shares of Common Stock
GCG Investments LLC (Mr. G. Zachary Gund serves as sole manager): 14,875 shares of Common Stock
Gordon Gund - G. Zachary Gund GST Article III Trust (Mr. G. Zachary Gund serves as investment trustee): 322,998 shares of Common Stock
Grant Gund 2017 Remainder Trust (Mr. G. Zachary Gund serves as trustee): 11,450 shares of Common Stock
Gordon Gund - G. Zachary Gund GST Article III-A Trust (Mr. G. Zachary Gund serves as investment trustee): 107,000 shares of Common Stock
G. Zachary Gund Descendants' Trust (Mr. G. Zachary Gund serves as investment trustee): 271,721 shares of Common Stock
Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Alison I. Glover): 3,000 shares of Common Stock
Gund CLAT Investments LLC (Mr. G. Zachary Gund serves as co-manager with Grant Gund): 850,647 shares of Common Stock

** Mr. Grant Gund's beneficial ownership is by virtue of his position as trustee, sole manager or co-manager of the following entities:
Gordon Gund - Grant Gund #2 Trust (Mr. Grant Gund serves as investment trustee): 270,379 shares of Common Stock
Grant Gund 1999 Trust (Mr. Grant Gund serves as sole trustee): 90,320 shares of Common Stock
OLK Brookfield LLC (Mr. Grant Gund serves as sole manager): 8,532 shares of Common Stock
Gordon Gund - Grant Gund GST Article III Trust (Mr. Grant Gund serves as investment trustee): 306,114 shares of Common Stock
Gordon Gund - Grant Gund GST Article III-A Trust (Mr. Grant Gund serves as investment trustee): 107,000 shares of Common Stock
2011 Grant Gund Descendants' Trust (Mr. Grant Gund serves as investment trustee): 47,507 shares of Common Stock
Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 36,742 shares of Common Stock
Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 36,742 shares of Common Stock
Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Alison I. Glover): 70,670 shares of Common Stock
Gund CLAT Investments LLC (Mr. Grant Gund serves as co-manager with G. Zachary Gund): 850,647 shares of Common Stock

***Ms. Glover's beneficial ownership is by virtue of her position as co-trustee of the following trusts:
Llura Blair Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 36,742 shares of Common Stock
Grant Owen Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 36,742 shares of Common Stock
Kelsey Laidlaw Gund Gift Trust (Ms. Glover serves as co-trustee with Grant Gund): 70,670 shares of Common Stock
Georgia Swift Gund Gift Trust (Ms. Glover serves as co-trustee with G. Zachary Gund): 3,000 shares of Common Stock
Percent of class:
Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 5.8%.

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 2.7%.*

Grant Gund may be deemed to have beneficial ownership in the aggregate of 2.4%.**

Alison I. Glover may be deemed to have beneficial ownership in the aggregate of 0.2%.***

The Dionis Trust may be deemed to have beneficial ownership of 0.5%.

The Marital Trust for Gordon Gund may be deemed to have beneficial ownership of 0.8%.

The Gordon & Llura Gund Foundation may be deemed to have beneficial ownership of 0.5
Sole power to vote or to direct the vote:
G. Zachary Gund: an aggregate of 1,178,000 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.*

Grant Gund: an aggregate of 829,852 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.**

Alison I. Glover: 0 shares of Common Stock.

Dionis Trust: 0 shares of Common Stock.

Marital Trust for Gordon Gund: 0 shares of Common Stock.

Gordon & Llura Gund Foundation: 0 shares of Common Stock.
Shared power to vote or to direct the vote:
G. Zachary Gund: 853,647 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.*

Grant Gund: 994,801 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.**

Alison I. Glover: 147,154 shares of Common Stock by virtue of her position as co-trustee for certain trusts.***

Dionis Trust: 348,730 shares of Common Stock.

Marital Trust for Gordon Gund: 574,550 shares of Common Stock.

Gordon & Llura Gund Foundation: 408,715 shares of Common Stock.
Sole power to dispose or to direct the disposition:
G. Zachary Gund: 1,178,000 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities.*

Grant Gund: 829,852 shares of Common Stock by virtue of his position as sole manager or trustee or investment trustee of certain entities.**

Alison I. Glover: 0 shares of Common Stock.

Dionis Trust: 0 shares of Common Stock.

Marital Trust for Gordon Gund: 0 shares of Common Stock.

Gordon & Llura Gund Foundation: 0 shares of Common Stock.
Shared power to dispose or to direct the disposition:
G. Zachary Gund: 853,647 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.*

Grant Gund: 994,801 shares of Common Stock by virtue of his position as co-trustee or co-manager of certain entities.**

Alison I. Glover: 147,154 shares of Common Stock by virtue of her position as co-trustee for certain trusts.***

Dionis Trust: 348,730 shares of Common Stock.

Marital Trust for Gordon Gund: 574,550 shares of Common Stock.

Gordon & Llura Gund Foundation: 408,715 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- G. Zachary Gund, as trustee, sole manager or co-manager: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
- Grant Gund, as trustee, sole manager or co-manager: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
- Alison I. Glover, as trustee: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
- Dionis Trust: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
- Marital Trust for Gordon Gund: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
- Gordon & Llura Gund Foundation: /s/ Catherine Bird, Catherine Bird, as Attorney-in-Fact for the Reporting Person (01/27/2025)
Comment: The Power of Attorney authorizing Catherine Bird to act on behalf of the Reporting Persons is attached hereto as Exhibit B.